UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2013

Commission File Number 1-10257

BARCLAYS BANK PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (No. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance on December 4, 2013 of the Global Medium-Term Notes, Series A by Barclays Bank PLC (the “Bank”) entitled Contingent Income Auto-Callable Securities Due December 4, 2018, pursuant to the Bank’s automatic shelf registration statement on Form F-3 (File No. 333-190038).

Exhibit No.	Description
23.4	Tax Consent of Davis Polk & Wardwell LLP, dated December 4, 2013, with respect to the Securities.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
Date: December 4, 2013	By:	/s/ Jonathan Imundo
		Name:	Jonathan Imundo
		Title:	Managing Director

EXHIBIT 23.4

[Davis Polk & Wardwell LLP Letterhead]

December 4, 2013

Barclays Bank PLC
1 Churchill Place
London E14 5HP, England

Ladies and Gentlemen:

We have acted as special tax counsel to Barclays Bank PLC (the “Bank”) in connection with the preparation and filing of the pricing supplement (the “Pricing Supplement”) dated November 29, 2013 with the Securities and Exchange Commission (the “SEC”) relating to the offer and sale of the debt securities entitled Contingent Income Auto-Callable Securities Due December 4, 2018 (the “Securities”).  The Bank filed with the SEC a registration statement on Form F-3 (File No. 333-190038), including a prospectus, dated July 19, 2013, under the Securities Act of 1933, as amended, relating to, among other things, the proposed offer and sale of an unspecified principal amount of the Bank’s senior unsecured debt securities, including the Securities.

We hereby consent to any reference to us, in our capacity as special tax counsel to the Bank, or any opinion of ours delivered in that capacity in the Pricing Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP